Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided in response to Cameron and NATCO employee questions posted on the www.WelcometoCameron.com website.  As has been noted in the prior FAQ installments, it is important to remember that until the merger is completed, the two companies must remain separate entities and continue to operate independently of each other.

Frequently Asked Questions – Week of Sept 7, 2009

1.	What is Cameron’s maternity leave policy?

In the US, maternity is covered under short term disability.  Typically, the time out would be 6 weeks for a natural delivery and 8 weeks for a C-section. The employee can also utilize the Family and Medical Leave Act (FMLA) for up to 12 weeks for the delivery of a child (mother or father).

In the UK, we adhere to the statutory provisions for Statutory Maternity Pay (SMP) as follows: The higher rate: 90% of your average weekly earnings for the first 6 weeks, then the ordinary rate: 33 weeks at the standard rate revised from time to time by the government or 90% of salary if this is less.  We do not provide any enhancements on SMP.

In Canada Maternity and Parental (mother or father) leaves are administered in accordance to the provincial Employment Standards of maximum 15 weeks and 37 weeks respectively of unpaid leave from the Company while receiving government Employment Insurance (EI) benefits.  The Company benefit plans and pension contributions continue for the employee’s leave period for the employee and eligible dependants.

2.	How will the merger of NATCO/Cameron affect the private medical scheme?

The current provider for the Cameron Private Medical Scheme in the UK is AXA PPP.  Employees identified as currently eligible for Private Medical cover will remain so and communications will follow in the future on the detail of the benefit provision

3.	If an employee is undergoing medical treatment under the above scheme, and their employment is terminated under the merger, will the company still honor the completion of treatment?

Employees who are in the course of treatment and who leave Cameron’s employment (for any reason)  have the option of being able to continue their private health cover benefit with AXA PPP at their own expense in order to allow ongoing treatment to continue

4.
Is there a date when staff will know their future, as the longer the uncertainty continues the greater the stress levels become, and it is clear that from previous correspondence this is something the company does not want to happen.

We understand the uncertainty many employees of both NATCO and Cameron feel regarding their position once the acquisition closes.   Unfortunately, due to government regulations, Cameron is unable to announce appointments into specific jobs until much closer to the date of close.

5.	Will NATCO Canada's WCB account number change once the merger is complete? This can affect our current Certificate of Recognition.

For the period that NATCO continues as a separate legal entity (potentially even after completion of the acquisition) the Workers’ Compensation Board (WCB) account will remain as the current NATCO WCB account and experience rating, and accordingly, the Certificate of Recognition (COR) remains as current.

In the event that NATCO Canada is incorporated within the Cameron Canada Corporation legal entity, the Cameron WCB account and experience rating will supersede the former NATCO WCB account.

6.	Is it possible for my pay to go down?

The analysis of the pay rates of NATCO and Cameron has not been completed, so we do not yet know how the two companies’ pay rates compare with each other.

7.
I have a lot of  NATCO stock, how is this going to work? Let’s say I have $100,000 dollars of NATCO stock. Will I have $100,000 of Cameron stock. Or will it depend on both stocks. Will I have a notice when the acquisition takes place so I can make a decision to keep the NATCO stock or move it to a secure fund. The last thing I want to happen is to lose a chunk of my retirement 401K.

On the effective date of the merger, each share of NATCO common stock will convert into 1.185 shares of Cameron common stock automatically.  The value of the Cameron common stock you receive (in your 401K account, for example) will depend on the market price of Cameron common stock.  There will be public announcements of the closing of the acquisition and, depending on how and where you hold your shares, you will receive notices from Cameron’s transfer agent, the 401K account trustee (JP Morgan), and/or your stock broker shortly after the closing.

JP Morgan will send a letter to all 401K plan participants between 30 and 45 days prior to the effective date of the acquisition.  This notice will outline the process going forward and each employee’s rights and actions up to the merger date.  Each NATCO stockholder will receive a Notice of Special Meeting of Stockholders and a proxy to vote his/her shares for or against the proposal to adopt the merger agreement.  This Notice will provide information to you about the merger and will be an indication that the effective date is approaching.

You will be able to trade NATCO stock up to two days before the effective date of the merger. At 3:00 p.m. two days prior to the effective date, trading in NATCO stock in the 401K plan will be “blacked out” and all NATCO stock trades will be blocked.

After the effective date of the merger, you will be able to sell or purchase Cameron stock in your 401K account.  As an example, if you have 1,000 shares of NATCO stock prior to the merger, you will have 1,185 share of Cameron stock after the merger.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.